UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market April | 2020

Azul Cargo Revenue Grows 36% in 1Q20 and 13% in March Year-over-Year

São Paulo, April 9, 2020 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) announces today that its cargo business unit recorded a 36% growth in terms of revenue during the first quarter of 2020 and a 13% growth in March compared to the same period in 2019. This follows Azul Cargo Express’s strong track record of revenue growth of 41% and 61% year-over-year during the first quarter of 2018 and 2019, respectively.

Azul Cargo makes a vast array of options available to its customers during this critical time. Two Boeing 737 freighter aircraft are serving the high density cargo markets in the country. The A320neo and Embraer aircraft are carrying critical belly space cargo complemented by our ATR 72-600 and ATR 72-600 “quick change” cargo dedicated aircraft. In addition, the Company has partnered with TwoFlex aviation to provide Cessna Grand Caravan cargo services to the most remote parts of Brazil. The widebody A330 passenger aircraft are already fulfilling cargo flights between the US and Brazil, and next week the Company plans to begin A320neo and Embraer passenger aircraft dedicated cargo services where cargo is carried in the passenger cabin.

“We are proud to service Brazil in these critical missions. Our cargo services have been performing an important role in fighting the Covid-19 pandemic. Since March, we have seen an increase in demand for air transportation of health care materials, including medicine, masks, and hospital equipment. Express deliveries from our e-commerce partners have also surged over the past few weeks, as most of the Brazilian population remains under quarantine. In March our cargo business grew compared to last year even though we had a significant capacity reduction in our passenger network” said John Rodgerson, Azul’s CEO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 9, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer